Exhibit (a)(1)(P)
Motorola, Inc.
Stock Option Exchange Program
To: Stock Option Exchange Eligible Employees in Israel
Date: June 10, 2009
RE: Updated Discussion of the Material Tax Consequences of Participating in the Stock Option Exchange Program
We are writing to update you on the ruling request that the Company submitted to the Israeli Tax Authority (“ITA”) in connection with the Offer to Exchange. We previously informed you that the Company sought the ITA’s guidance regarding the tax treatment of Eligible Options subject to the Offer to Exchange. Although it was hoped that the ITA would issue a final ruling before the closing of the tender offer period, it has become clear that this will not happen. The Company, with the assistance of outside counsel, is still working with the ITA to resolve the issue of how your Replacement Options would be taxed if you elect to participate in the Offer to Exchange. The ITA has indicated that the ruling will provide that the Offer to Exchange will not be a taxable event; however, it has not clarified what tax regime will apply to the sale of the shares you would receive at exercise of your Replacement Options if you elect to participate in the Offer to Exchange.
Given that the taxation of your Replacement Options may be different than what was described in the previous Israeli tax disclosure included in Schedule C of the tender offer materials, the Company updated the Israeli tax disclosure which is available by clicking here [link] and wanted to immediately alert you of the status of the ITA’s review of its ruling request and re-iterate that you have until 3:00 p.m., United States Central Time, on June, 12, 2009, unless extended, to make a final decision regarding your participation in the Offer to Exchange or to change your election, if you have already elected to participate.
Thank you,
Motorola Stock Option Exchange Team
stockoptionexchange@motorola.com
Fax: 847-761-1373

UPDATED ISRAELI TAX DISCLOSURE WHICH IS AVAILABLE AT LINK

SCHEDULE C
A GUIDE TO ISSUES FOR NON-U.S. EMPLOYEES

ISRAEL
The following is an updated discussion of the material tax consequences of participating in the exchange of Eligible Options and the grant of Replacement Options pursuant to the Offer to Exchange for Eligible Employees subject to tax in Israel as of 9 June 2009. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time the Replacement Options are granted, you exercise the Replacement Options or you sell shares acquired at exercise of the Replacement Options.
If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how the tax or other laws in Israel apply to your specific situation.
Tax Information
Offer to Exchange
The Israeli Tax Authority (“ITA”) has verbally confirmed that the Offer to Exchange will not result in a taxable event for Eligible Employees in Israel, but has not yet issued its final written ruling.
Taxation of Replacement Options
The Company, with the assistance of outside counsel, is still working with the ITA to resolve the issue of how your Replacement Options would be taxed if you elect to participate in the Offer to Exchange. The ITA has not yet clarified what tax regime will apply to the sale of the shares you would receive at exercise if you elect to participate in the Offer to Exchange. Accordingly, the taxation of your Replacement Options may be different from the tax treatment described in the prior version of this tax disclosure, which was included in Schedule C of the tender offer materials made available to you on 14 May 2009.
Withholding and Reporting
In general, your employer or the trustee (where applicable) will be required to report the taxable income you realize on the date of sale to the local tax authorities, and will be required to withhold income taxes and social insurances charges on the spread.